FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Generación Chile S.A.

Securities Registration Record N° 0114

Santiago, October 26 2017

Ger. Gen. N° 87/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

  Ref. SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Generación Chile S.A. (“Enel Generación” or the “Company”), I hereby inform you of the following significant event:

In regards to the corporate reorganization informed to the market through a Significant Events dated August 28 and October 26, 2017, the Board of Directors at its extraordinary session held today has:

(a)     Taken notice of the final report issued by the independent valuator appointed by the Board, Banchile Asesoría Financiera S.A.;

(b)    Taken notice of having received the report issued by the independent valuator appointed by the Director’s Committee, Asset Chile; and

(c)     Agreed to make public the above-mentioned reports on letters (a) and (b), to the Superintendence of Securities and Insurance (S.V.S. by its Chilean acronym) and to the market in general, through its publication in the company’s website. Thus, by the present Significant Event, its duly informed that a copy of these reports are available to the SVS and to the Market in our company website, www.enelgeneracion.cl. In addition, copies of the reports can be obtained by the shareholders of the company at its headquarters office, located at Santa Rosa 76, 15 floor (Investor Relations Department), Santiago de Chile, as of this date.

Sincerely,

Valter Moro

Chief Executive Officer

Enel Generación Chile S.A.

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification  Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E .
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: November 3, 2017